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                       January 26, 2023

       Lara Fritts
       Chief Executive Officer
       Community Redevelopment Inc.
       1910 Towne Centre Blvd #250
       Annapolis, MD 21401

                                                        Re: Community
Redevelopment Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            Form 10-Q for the
interim period ended June 30, 2022
                                                            Filed August 29,
2022
                                                            File No. 000-26439

       Dear Lara Fritts:

              We have reviewed your December 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 14, 2022 letter.
 Lara Fritts
FirstName
CommunityLastNameLara  Fritts
            Redevelopment Inc.
Comapany
January 26,NameCommunity
            2023           Redevelopment Inc.
January
Page 2 26, 2023 Page 2
FirstName LastName
Form 10-K for fiscal year ended December 31, 2021

General

1. Given your response dated June 17, 2022 with respect to prior comments 1, 2, 4, and 5 in our letter dated May 26, 2022, please amend your Form 10-K for the fiscal year ended
         December 31, 2021 to address these outstanding comments.
        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters, as well as with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction